UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                 (Rule 14d-100)

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 4)

                               Fila Holding S.p.A.
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                       (Name of Subject Company (Issuer))

                        RCS MediaGroup S.p.A., as Offeror
       (formerly known as "Holding di Partecipazioni Industriali S.p.A.")
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    (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                    Person))

                               Ordinary Shares(1)
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                         (Title of Class of Securities)

                                   316850 30 4
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                      (CUSIP Number of Class of Securities)

                                Giorgio Cogliati
                              RCS MediaGroup S.p.A.
                              Via Angelo Rizzoli 2
                               20132 Milan, Italy
                                (011) 3902-258-41
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            (Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            Calculation of Filing Fee
        -------------------------------------------------------------
           Transaction valuation*            Amount of filing fee*
           ----------------------            ---------------------
                  $9,630,579                         $779.12
        -------------------------------------------------------------

* In accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Advisory #11, issued by the Commission and effective as of February 25, 2003, the filing fee is $80.90 per $1,000,000 of the aggregate offering amount (or .0000809 of the aggregate transaction valuation). The amount of the filing fee assumes the purchase of 8,598,731 American Depositary Shares ("ADSs") representing Ordinary Shares of Fila Holding S.p.A. ("Fila") for a purchase price per ADS of $1.12 in cash.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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(1) In the form of American Depositary Shares representing Ordinary Shares of the Issuer.

Amount Previously Paid:   $779.12          Filing Party: RCS MediaGroup S.p.A.
Form or Registration No.: SC TO-T          Date Filed:   July 28, 2003

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|   third-party tender offer subject to Rule 14d-1.

|_|   issuer tender offer subject to Rule 13e-4.

|X|   going-private transaction subject to Rule 13e-3.

|_|   amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

            This Amendment No. 4 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") initially filed on July 28, 2003 by RCS MediaGroup, S.p.A., an Italian stock corporation ("RCS"), and amended on July 29, 2003, August 13, 2003 and August 26, 2003. The Schedule TO relates to the offer by RCS to purchase all outstanding American Depositary Shares ("Fila ADSs"), each representing one ordinary share, par value (euro)1.00 per share, of Fila Holding S.p.A., for $1.12 net per Fila ADS in cash, without interest, upon the terms and conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, as they may be amended and supplemented from time to time, together constitute the "Offer"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Offer to Purchase (previously filed as Exhibit (a)(1) to the Schedule TO).

Items 1 to 11 and 13 of Schedule TO and Items 1 to 15 of Schedule 13E-3.

            Items 1 to 11 and 13 of Schedule TO and Items 1 to 15 of Schedule 13E-3 are hereby amended and supplemented by the information contained in the Offer to Purchase Supplement No. 3, dated September 4, 2003, being filed herewith as Exhibit (a)(16).

Item 12. Exhibits.

            Item 12 of Schedule TO is hereby amended and supplemented to add the following exhibits:

            (a)(16) Offer to Purchase Supplement No. 3, dated September 4, 2003.

            (c)(4) Free translation into English of the presentation materials prepared in conjunction with an oral presentation made by Merrill Lynch International to the Executive Committee of the RCS Board of Directors, dated March 7, 2003.

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 4, 2003

                                                         RCS MEDIAGROUP S.p.A.


                                                         /s/ Giorgio Cogliati
                                                         -----------------------
                                                         Name:  Giorgio Cogliati
                                                         Title: Attorney-in-Fact

                                  EXHIBIT INDEX

Exhibit Number          Description
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(a)(16)                 Offer to Purchase Supplement No. 3, dated September 4,
                        2003.

(c)(4) Free translation into English of the presentation materials prepared in conjunction with an oral presentation made by Merrill Lynch International to the Executive Committee of the RCS Board of Directors, dated March 7, 2003.